ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

October 6, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
6 October 2004 – (ASX Announcement & Media Release – Bay Courant Project)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

6 October 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR EXECUTES BAY COURANT AGREEMENT

Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20%)

FAR has today executed formal documents for its 20 percent participation in the Bay Courant Project located in Lafourche Parish, South Louisiana.

A turnkey drilling contract has been signed between the Operator, Inflow Petroleum Resources, LP and Drilling Partners LLC, and it is now anticipated TODCO Rig 11 will arrive on location during the first week of November 2004.



(TODCO Barge Rig, South Louisiana, courtesy www.carlmaples.com)

The Bay Courant Project is a low risk, normally pressured test of multiple Miocene oil and gas targets with good upside potential located in the intracoastal State waters, Lafourche Parish, South Louisiana.

Bay Courant Field is approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

The field was discovered in 1973 by Tenneco Oil Company and has produced 5.1 billion cubic feet of gas and 0.4 million barrels of oil and condensate from three wells. The field has been inactive since 1980 and is believed to be a south westerly extension of the prominent Golden Meadow Field (deep-seated salt dome) presently operated by Apache Corporation with a fault block adjacent to Bay Courant that has produced in excess of 70 billion cubic feet of gas.

The initial prospect is mapped as a structural closure against a downthrown fault and is supported by 3D seismic acquired in 1998, earlier 2D Amoco and Tenneco seismic, sub surface well control and engineering studies. The attractive character of the area is manifested in wells drilled by several large companies including Texaco and Tenneco. Significantly, FAR has enjoyed success in earlier programs located regionally at Kings Ridge, Lake Raccourci and Isle of St Jean Charles.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Atlantic
Dallas
Texas
New Orleans
Pacific
RAINOSEK
Houston
Ocean
Ocean
Gulf of Mexico
Mexico
LOCATION MAP

The initial development well, a normally pressured 12,800 foot test, will be drilled from a barge rig and targets 4 sands which have been independently appraised as having proved reserves of 5.8 billion cubic feet of gas, 0.52 million barrels of oil and additional probable reserves of 1.7 BCF and 0.41 million barrels. A second well would be anticipated for timely reserve development. A pipeline is located less than one mile from the drill site, providing good logistics for early sales.


GOLDEN MEADOW
BAY COURANT
LAKE BARRE
LAKE RACCOURCI
SOUTHEAST LOUISIANA
GAS PIPELINE TRANSMISSION MAP SHOWING BAY COURANT FIELD
SCALE 1" = 7.5 MI

The Primary objective Dulac Sand at Bay Courant shares a common aquifer with the Golden Meadow Field accumulation to the northeast. Two shallower sands which are also regionally productive in nearby fields, the Bourg and Pelican Sands, extend from 11,700 to 12,000 feet at Bay Courant but with no well completions to date. The Pelican Sand at Bay Courant is gas-condensate productive by drill-stem test, and the Bourg Sand is oil-prospective based on a well log show.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this play provides significant upside in the deeper pressured sands similar in concept (although smaller) than FAR's recent Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

FAR's working interest at Bay Courant will reduce to 15 percent once payout has been achieved which is estimated to be within 10 months provided the program proceeds according to plan. FAR is the only listed entity participating in the project with other interests held by North American entities.

Commenting on the progress of Bay Courant, executive Chairman Michael Evans said

"We are pleased to have formalised the paperwork on Bay Courant and to see a rig available as soon as 1 November 2004. This timing and our proximity to existing infrastructure gives FAR a realistic opportunity to take advantage of the rampart energy market prevalent in the USA. With the Middle Hollywood soon to commence production at Lake Long and the drilling of the South Grosse Tete Prospect to follow on the heels of Bay Courant we can look forward to strong growth in our USA oil and gas production."

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au